GOLDMAN SACHS & CO.                     MORGAN STANLEY & CO. INCORPORATED
       85 Broad Street                         1585 Broadway
       New York, NY  10004                     New York, NY  10036


Via EDGAR and Facsimile
-----------------------
December 11, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:      NewStar Financial, Inc.
         Registration Statement on Form S-1 (Reg. No. 333-137513)
         Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned, acting on behalf of themselves and as the representative of the several Underwriters, hereby join in the request of NewStar Financial, Inc. that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement may become effective by 2:00 pm Eastern Standard Time on December 13, 2006, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution between November 30, 2006 and the date hereof of the preliminary prospectus dated November 30, 2006:

    To Whom Distributed                                    Number of Copies
    -------------------                                    ----------------
    Prospective underwriters, dealers and others                     26,854
    Institutions                                                      2,493
             Total                                                   29,347

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.


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Sincerely,

GOLDMAN, SACHS & CO.
MORGAN STANLEY & CO. INCORPORATED

Acting on behalf of themselves and as the Representative of the several Underwriters

By:  GOLDMAN, SACHS & CO.



By: /s/ Goldman, Sachs & Co.
   -------------------------------------
      (Goldman, Sachs & Co.)


By:  MORGAN STANLEY & CO. INCORPORATED



By: /s/ John Tyree
   -------------------------------------
     Name:  John Tyree
     Title: Executive Director